UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2024

Commission File Number: 001-41035

CI&T Inc

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Estrada Guiseppina Vianelli De Napoli, 1455 – C,
Globaltech 13.100-000 - Brazil

Campinas-State of São Paulo

13086-902 - Brazil

+55 19 21024500

(Address of principal executive office))

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                                    Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                                   No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                                   No ____X____

CI&T Provides Preliminary Results for the Fourth Quarter of 2023 and the Full Year of 2023 and Business Outlook for 2024

New York - March 7, 2024 /Business Wire/ - CI&T (NYSE: CINT, “Company”), a global digital specialist and a fast-growing technology company, today announces preliminary results for the fourth quarter of 2023 (4Q23) and the full-year ended on December 31, 2023 (2023).

Cesar Gon, founder and CEO of CI&T, stated, "CI&T has a notable track record of consistent revenue growth, profitability, and robust cash generation over the years, supporting our clients on the verge of new technologies. From 2019 to 2023, our revenue CAGR was 35%, of which 60% originated from mature economies nowadays, especially the US. Notably, we've seen a significant improvement in diversifying our client base, with revenue from our top ten clients improving from 67% in 2020 to under 40% in 2023. Now, powered by the AI revolution, we're entering a new cycle of growth by driving innovation and delivering impactful results to our clients."

Unaudited Fourth Quarter 2023 Results

●	Net Revenue was R$ 522.6 million compared to R$ 611.8 million in 4Q22
●	Adjusted EBITDA was R$ 103.6 million compared to R$ 127.4 million in 4Q22. The Adjusted EBITDA margin was 19.8%.
●	CI&T ended 4Q23 with 6,111 employees, fairly stable compared to the third quarter of 2023.

Unaudited Full Year of 2023 Results

●	Net Revenue was R$ 2,233.5 million, an increase of 2.1% compared to R$2,187.7 million in 2022. Net Revenue growth at constant currency was 4.1%.
●	Adjusted EBITDA rose to R$ 432.1 million from R$ 417.5 million in 2022, 3.5% higher. The Adjusted EBITDA margin was 19.3%.
●	Cash generated from operating activities rose 158.3% in 2023 to R$ 414.3 million in 2023 from R$ 160.4 million in 2022.

Business Outlook

We expect our net revenue in the first quarter of 2024 to be at least R$520 million on a reported basis, assuming an average FX rate of 5.00 BRL/USD in 1Q24.

For the full year of 2024, we expect our net revenue growth at constant currency to be in the range of -2.5% to +2.5% year-over-year. In addition, we estimate our Adjusted EBITDA margin to be in the range of 17% to 19%.

These expectations are forward-looking statements, and actual results may differ materially. See "Cautionary Statement on Forward-Looking Statements" below.

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Conference Call Information
Cesar Gon, Bruno Guicardi, Stanley Rodrigues, and Eduardo Galvão will host a video conference call to discuss the 4Q23 and 2023 preliminary results on March 7, at 8:00 AM Eastern Time / 10:00 AM BRT. The earnings call can be accessed on the Company's Investor Relations website at https://investors.ciandt.com or at the following link: https://youtube.com/live/IxfD5r9_OH8?feature=share.

Preliminary, Unaudited Financial Disclosures

As disclosed in our release of March 7, 2024, we will restate our financial statements for the year ended December 31, 2022, as we identified certain non-cash accounting errors related to deferred income accounting for tax-deductible goodwill, as required under IFRS. The corrective adjustments are expected to be non-cash in nature, will not increase the amount of income tax to be paid in the future, and are not expected to impact “net revenue" or any other line of statement of profit and loss that is above “profit before income tax."

Although we do not expect that the corrective adjustments will impact the preliminary numbers discussed in this release, the Company requires additional time to complete the 2023 year-end audit and review process. The Company expects to report its full earnings release together with, or prior to, the filing of its Annual Report on Form 20-F for the year ended December 31, 2023. While we expect that our results will be consistent with these preliminary and unaudited estimates, our actual results may differ materially from these preliminary estimates.

This preliminary financial information is not a comprehensive statement of our financial results for this period, and our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments, and other developments that may arise between now and the time the closing procedures for the fiscal year and quarter are completed.

All the data presented above has been prepared by and is the responsibility of our management. Our independent registered public accounting firm has not completed its audit procedures with respect to our accompanying preliminary financial data. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect to this data.

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Cautionary Statement on Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact that may be deemed forward-looking statements, include, but are not limited to: the statements under Business Outlook, including expectations relating to revenues and other financial or business metrics; statements regarding relationships with clients; and any other statements of expectations or beliefs. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” "scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements represent our management's beliefs and assumptions only as of the date of this press release. You should read this press release with the understanding that our actual future results may be materially different from our expectations. These statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by such statements in this press release. Such risk factors include, but are not limited to, those relating to: the completion of our year-end audit process, implementation of corrective adjustments and restatement of our previously issued financial statements, the ongoing war in Ukraine and the economic sanctions imposed by Western economies on Russia, as well as the conflict between Israel and Hamas, and their impact on our business and industry; the impact of competition on our business; uncertainty regarding the demand for and market utilization of our services; our ability to maintain or acquire new client relationships; general business and economic conditions; our ability to successfully integrate the recent-acquired business; the impact of pandemics, epidemics and disease outbreak; and our ability to successfully implement our growth strategy and strategic plans. Additional information about these and other risks and uncertainties is contained in the Risk Factors section of CI&T's annual report on Form 20-F. Additional information will be made available in our Annual Reports on Form 20-F, and other filings and reports that we may file from time to time with the SEC. Except as required by law, we assume no obligation to and do not intend to update these forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Non-IFRS Financial Measures

We regularly monitor certain financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections, and make strategic decisions. These non-IFRS financial measures include Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Profit, Adjusted Net Profit Margin, Net Revenue at Constant Currency, and Net Revenue Growth at Constant Currency. They should be considered in addition to results prepared in accordance with IFRS, but not as substitutes for IFRS results. In addition, our calculation of these non-IFRS financial measures may differ from those used by other companies, and therefore, comparability may be limited. These non-IFRS financial measures are provided as additional information to enhance investors’ understanding of our operations’ historical and current financial performance.

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CI&T is not providing a quantitative reconciliation of forward-looking non-IFRS Net Revenue Growth at Constant Currency and Adjusted EBITDA to the most directly comparable IFRS measure because it cannot reasonably predict the outcome of certain significant items without unreasonable efforts. These items include, but are not limited to, stock-based compensation expenses, acquisition-related expenses, the tax effect of non-IFRS measures, foreign currency exchange gains/losses, and other items. These items are uncertain, depend on various factors, and could have a material impact on our IFRS-reported results for the guidance period.

We calculate Net Revenue at Constant Currency and Net Revenue Growth at Constant Currency by translating Net Revenue from entities reporting in foreign currencies into Brazilian reais using the comparable foreign currency exchange rates from the prior period to show changes in our revenue without giving effect to period-to-period currency fluctuations.

In calculating Adjusted EBITDA, we exclude components unrelated to the direct management of our services. We calculate Adjusted EBITDA for the periods presented as Net Profit, plus net finance costs, income tax expense, depreciation and amortization, plus: (i) stock-based compensation expenses; (ii) government grants related to tax reimbursement in our Chinese subsidiary; (iii) acquisition-related expenses, including the present value and fair value adjustment to accounts payable for business acquired, consulting expenses, and retention packages; and (iv) business restructuring expenses, associated with senior employees' separation from acquired companies.

CI&T will provide a quantitative reconciliation of its Adjusted EBITDA to the most directly comparable IFRS measure (net profit) when releasing its financial statements as of and for the year ended December 31, 2023. Although Adjusted EBITDA is not expected to be impacted by the recognition of deferred tax liabilities related to the tax benefit on unamortized goodwill, the most comparable IFRS measure, net profit for the year will reflect such deferred tax liabilities. As a result, CI&T cannot provide a quantitative reconciliation without unreasonable effort before the conclusion of its financial statements and completion of its year-end audit.

Net Revenue Distribution (unaudited)

Net Revenue by industry (in BRL thousand)	4Q23	4Q22	Var. 4Q23 x 4Q22	2023	2022	Var. 2023 x 2022
Financial Services	154,657	172,916	-10.6%	647,063	652,089	-0.8%
Consumer Goods	104,875	122,755	-14.6%	448,587	473,871	-5.3%
Technology and Telecommunications	73,957	113,689	-34.9%	387,291	329,787	17.4%
Retail and Industrial Goods	66,206	80,380	-17.6%	274,557	307,995	-10.9%
Life Sciences	61,998	71,563	-13.4%	247,038	274,353	-10.0%
Others	60,868	50,502	20.5%	228,930	149,615	53.0%
Total	522,560	611,805	-14.6%	2,233,466	2,187,710	2.1%

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Net Revenue by geography (in BRL thousand)	4Q23	4Q22	Var. 4Q23 x 4Q22	2023	2022	Var. 2023 x 2022
North America	215,459	267,233	-19.4%	977,663	923,174	5.9%
Europe	57,053	63,182	-9.7%	224,698	205,992	9.1%
Latin America	226,396	251,466	-10.0%	924,874	975,948	-5.2%
Asia Pacific	23,651	29,923	-21.0%	106,231	82,596	28.6%
Total	522,560	611,805	-14.6%	2,233,466	2,187,710	2.1%

Top Clients (in BRL thousand)	4Q23	4Q22	Var. 4Q23 x 4Q22	2023	2022	Var. 2023 x 2022
Top Client (1)	33,118	75,923	-56.4%	185,317	325,505	-43.1%
Top 10 Clients	199,329	273,122	-27.0%	887,282	1,079,941	-17.8%

(1) The top client considered in 4Q23 may differ from that disclosed in the full year and should not be factored into the calculation of the end-year position.

Reconciliation of Net Revenue (IFRS measure) to Net Revenue at Constant Currency (non-IFRS measure) for the full year ended December 31, 2023 and 2022 (unaudited):

Net Revenue (in BRL thousand)	2023	2022	Var. 2023 x 2022
Net Revenue	2,233,466	2,187,710	2.1%
Net Revenue at Constant Currency	2,277,403	2,187,710	4.1%

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 7, 2024

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer